

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



10029361

SEC FILE NUMBER
8- 14953

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2009___ AND ENDING___12/31/2009___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *AON Benefield Securities, INC.*

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Street, Floor 5
(No. and Street)

Chicago   Illinois   60601
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lawrence   (312) 381-3430   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Brian Lawrence _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Aon Benfield Securities, Inc. _____, as of _____ December 31 _____, 20 09 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
LOIS E. GIBBS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 01/20/2011

_____
Signature

CFO and Financial Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Aon Benfield Securities, Inc.

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2009

Aon Benfield Securities, Inc.
Consolidated Financial Statements and Supplemental Information
Year ended December 31, 2009

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders
Aon Benfield Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Aon Benfield Securities, Inc. (the Company) as of December 31, 2009, and the related consolidated statements of income, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Benfield Securities, Inc. at December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 26, 2010

1

Aon Benfield Securities, Inc.
Consolidated Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	15,770,803
Receivables from affiliates		52,962,662
Fees receivable		1,700,000
Cash segregated for regulatory purposes		115,905
Interest receivable		4,412
Prepaid expenses and other assets		6,037
Total Assets	$	70,559,819

Liabilities and Stockholders' Equity

Liabilities

Payable to affiliates	$	4,304,431
Accounts payable and accrued expenses		115,028
Total Liabilities		4,419,459

Stockholders' Equity

Common stock; 200 shares authorized; 110 shares issued and outstanding	11,000
Additional paid-in capital	3,560,000
Retained earnings	62,569,360
Total Stockholders' Equity	66,140,360

Total Liabilities and Stockholders' Equity	$	70,559,819

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.
Consolidated Statement of Income
Year ended December 31, 2009

Revenues

Advisory and other fees	$	5,221,806
Underwriting fees		4,143,247
Interest (net of $24,965 of interest expense)		270,453
Commissions and distribution fees		609,419
Net trading gains		615,929
Total Revenues		10,860,854

Expenses

Legal fees		200,205
Compensation and benefits		143,892
Clearing fees		92,149
Licensing and registration		66,204
Management services		59,794
Consulting and professional services		39,100
General and administrative		13,424
Total Expenses		614,768
Income Before Income Taxes		10,246,086
Income tax expense, current		4,065,654
Net Income	$	6,180,432

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.
Consolidated Statement of Changes in Subordinated Borrowings
Year ended December 31, 2009

Balance at January 1, 2009	$	—
Increases		8,000,000
Decreases		(8,000,000)
Balance at December 31, 2009	$	—

Aon Benfield Securities, Inc.
Consolidated Statement of Changes in Stockholders' Equity
Year ended December 31, 2009

	Common stock	Additional paid - in capital	Retained earnings	Total
Beginning Balance	$ 11,000	$ 3,560,000	$ 56,388,928	$ 59,959,928
Net Income	—	—	6,180,432	6,180,432
Ending Balance	$ 11,000	$ 3,560,000	$ 62,569,360	$ 66,140,360

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.
Consolidated Statement of Cash Flows
Year ended December 31, 2009

Cash flows from operating activities

Net income	$	6,180,432

Adjustments to reconcile net income to cash used in operating activities:

Changes in operating assets and liabilities:

Receivables from affiliates	(19,762,767)
Fees receivable	(1,700,000)
Interest receivable	31,690
Prepaid expenses and other assets	10,870
Payable to affiliates	4,083,310
Accounts payable and accrued expenses	(1,516)

Cash used in operating activities and decrease in cash and cash equivalents		(11,157,981)
Cash and cash equivalents at beginning of year		26,928,784
Cash and cash equivalents at end of year	$	15,770,803

Supplemental disclosure of cash flow information:

Interest paid	$	24,965

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.
Notes to Consolidated Financial Statements

1. Organization and Operations

Aon Benfield Securities Inc (the Company), formerly known as Aon Securities Corporation, a New York Corporation, is a subsidiary of Aon Corporation (Aon) and a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), the Ontario Securities Commission (OSC), the Municipal Securities Regulatory Board (MSRB), National Futures Association (NFA) and all fifty states securities commissions. The Company is jointly owned by Aon (91%) and Aon Group, Inc. (9%).

The Company's capital market activities include underwriting or participating in the selling group for offerings of debt, convertible debt, catastrophe equity put options, industry loss warrants, private placements, and asset backed securities and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of non-affiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

Aon Financial and Insurance Solutions (AFIS), a wholly owned subsidiary, is a licensed insurance agency domiciled in the State of California. The Company sells insurance products through AFIS.

The Company clears its insurance-linked securities transactions on a fully disclosed basis through J.P. Morgan Clearing Corp. and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (ASC) as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. The ASC supersedes existing non-grandfathered, non-SEC accounting and reporting standards. All future accounting standards will be issued in the form of an Accounting Standards Update (ASU). The ASC did not change GAAP, but rather organized it into a hierarchy where all guidance within the ASC carries an equal level of authority. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009, and other than revisions to the Company's references to applicable accounting guidance, the adoption had no impact on the Company's financial position, results of operations, and other supporting supplemental schedules.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at reported value.

Cash Segregated for Regulatory Purposes

Cash of $115,905 has been segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission Act of 1943.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Revenue Recognition

Underwriting fees from securities offerings and related advisory fees are recorded when earned. Commission revenues representing sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record are recorded when earned.

2. Significant Accounting Policies (continued)

Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when received which is not materially different from amounts earned. Interest income is recorded on an accrual basis.

Principles of Consolidation

The consolidated financial statements include the accounts of AFIS. All significant inter-company balances and transactions have been eliminated in the consolidation.

3. Fair Value

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The fair-value hierarchy consists of three levels:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

This hierarchy requires the use of observable market data when available.

As of December 31, 2009, investment in money market funds with a fair value of $15,159,069 were measured using quoted prices (Level 1) and classified as cash and cash equivalents in the consolidated statement of financial condition.

4. Income Taxes

The Company is included in Aon's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all states where it is required to do so. In accordance with a tax sharing agreement between Aon and the Company, federal and state income taxes have been provided for as if the Company was filing separate returns. The difference between the statutory rate of 35% and the Company's effective rate of 40% is due to state income taxes.

The Company had no unrecognized tax benefits at January 1, 2009 and December 31, 2009. The Company does not expect the unrecognized tax positions to change significantly over the next twelve months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits in its provision for income taxes.

The open tax years are those that are open for examination by taxing authorities. The Company is no longer subject to U.S. federal, state, and local, or non-U.S. income tax examinations by tax authorities for years ending prior to December 31, 2006.

5. Related Party Transactions

The Company has entered into a Demand note agreement with Aon under which certain intercompany transactions between the Company and Aon are funded and repaid. The note has a balance of $53,248,987 at December 31, 2009 and accrues interest at a variable rate (0.33% at December 31, 2009). The note, including accrued interest, is due and payable on demand. During 2009, the Company earned interest of $142,650 on the note.

The Company executed an $8,000,000 temporary subordinated loan agreement with Aon to fund a firm commitment underwriting. The Company paid $24,800 of interest to Aon during 2009 related to the temporary subordinated loan agreement. There was no balance outstanding on the subordinated loan as of December 31, 2009.

The Company also incurs and allocates certain operating expenses to its affiliates. Certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not reported in the accompanying consolidated statement of income.

The Company also incurs certain general operating expenses which are allocated by affiliates. The Company incurred allocated expenses of $59,794 during 2009 that are reported in the accompanying consolidated statement of income.

5. Related Party Transactions (continued)

During 2009, the Company earned $3,042 in 12b-1 fees (based on a selling agreement between the Company and Citibank) on Citifunds money market fund accounts that are used as a cash investment vehicle by affiliates within Aon Corporation

During 2009, the Company earned $1,250,000 in advisory and other fees from services rendered to an affiliated company.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2009, net capital was $11,157,801 which was $10,863,170 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.40 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of the net capital rule of the SEC.

7. Subsequent Events

During 2009, the Company adopted ASC 855, *Subsequent Events*. Management has evaluated the possibility of subsequent events existing in the Company's financial statements up to February 26, 2010 and has concluded that there are not any events that require disclosure, through this date, which is the date the financial statements were available to be issued.

Supplemental Information

Aon Benfield Securities, Inc.
Schedule 1 - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Stockholders' equity	$	66,140,360
Deductions and charges		
Receivables from affiliates		52,962,662
Fees receivable		1,700,000
Prepaid expenses and other assets		6,037
		54,668,699
Haircuts on securities		
Money market fund		303,181
Foreign currency		10,679
		313,860
Net capital	$	11,157,801

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2009 Focus Part II filing.

Aon Benfield Securities, Inc.
Schedule 2 – Computation of Basic Net Capital
Requirement and Computation of Aggregate Indebtedness
December 31, 2009

Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	294,631
Excess net capital	$	10,863,170
Excess net capital at 1,000% (net capital less 10%, of total aggregate indebtedness)	$	10,715,855
Total liabilities from statement of financial condition	$	4,419,459
Add:		
Drafts for immediate credit		—
Market value of securities borrowed for which its equivalent value is paid or credited		—
Other unrecorded amounts		—
Deduct: Adjustment based on deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	4,419,459
Percentage of aggregate indebtedness to net capital		40%

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2009 Focus Part II filing.

Aon Benfield Securities, Inc.
Schedule 3 - Computation of Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Credit Balances:

Market value of short securities and credit balances over 30 Days	$	99,199
Excess of total credits over total debits	$	99,199
Reserve requirement - 105% of excess total credits over total debits	$	104,158
Amount held on deposit in "Reserve Bank Account"	$	115,905

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2009 Focus Part II filing.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholder
Aon Benfield Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Aon Benfield Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2010